Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Appendix 4D of the ASX Listing Rules

for the half-year ended

31 DECEMBER 2009

GENETIC TECHNOLOGIES LIMITED

CORPORATE DIRECTORY

Directors

Sidney C. Hack (Non-Executive Chairman)

Tommaso Bonvino

Dr. Malcolm R. Brandon

Huw D. Jones

Company Secretary

Thomas G. Howitt

Registered and Head Office

60-66 Hanover Street

Fitzroy  Vic.   3065

Australia

Telephone:	+61 3 8412 7000
Facsimile:	+61 3 8412 7040

Email:	info@gtglabs.com

Share Registry		Bankers
Computershare Investor Services Pty. Ltd.		St. George Bank Limited
Level 2, 45 St. George’s Terrace		530 Collins Street
Perth W.A. 6000		Melbourne Vic. 3000
Australia		Australia

Telephone:	+61 8 9323 2000	KeyBank National Association
Facsimile:	+61 8 9323 2033	1130 Haxton Drive
Fort Collins CO 80525
www.computershare.com		United States of America

Auditors	Stock Exchange information
PricewaterhouseCoopers	Australian Securities Exchange Limited (code: GTG)
Chartered Accountants	2 The Esplanade
Freshwater Place	Perth W.A. 6000
2 Southbank Boulevard	Australia
Southbank Vic. 3006
Australia	NASDAQ Global Market (ticker: GENE)
One Liberty Plaza, 165 Broadway
New York NY 10006
Company Website address	United States of America
www.gtglabs.com

GENETIC TECHNOLOGIES LIMITED

APPENDIX 4D OF THE ASX LISTING RULES
FOR THE HALF-YEAR ENDED 31 DECEMBER 2009

(This information should be read in conjunction with the Company’s 30 June 2009 Annual Report)

1.     The reporting period covers the half-year ended 31 December 2009.

The previous corresponding period covers the half-year ended 31 December 2008.

2.     Results for announcement to the market

Total revenues from ordinary activities for the reporting period were $4,780,410, being a decrease of approximately 22% over the figure for the previous corresponding period of $6,152,108.

The comprehensive loss from ordinary activities after income tax attributable to Members for the reporting period was $4,224,840, being an increase of approximately 23% over the figure for the previous corresponding period comprehensive loss of $3,421,795.

The comprehensive loss attributable to Members for the reporting period was $4,224,840, being an increase of approximately 23% over the figure for the previous corresponding period loss of $3,421,795.

The Company does not propose to pay a dividend.

Not applicable.

The decrease in total revenues, and corresponding increase in net comprehensive loss after income tax expense, during the period under review was primarily due to a reduction in the number of new licenses granted by the Company.

3.     The net tangible assets per ordinary share as at 31 December 2009 was 1.80 cents, being a decrease of approximately 29% over the figure for the previous corresponding period (30 June 2009) of 2.54 cents.

4.     During the half-year ended 31 December 2009, Genetic Technologies Limited neither gained, nor lost, control of any other entity.

5.     No dividends were paid by Genetic Technologies Limited during or after the reporting period, nor were any paid during the previous reporting period.

6.     The Company has no dividend reinvestment plans in operation.

7.     During the half-year ended 31 December 2009, Genetic Technologies Limited held no interests in any associates or joint ventures.

8.     This report is based on financial statements reviewed by the auditor, a copy of which is attached.  The report from the auditor contains no mention of any dispute or qualification.

Signed on behalf of Genetic Technologies Limited

Dated this 25th day of February, 2010.
SIDNEY C. HACK
Non-Executive Chairman

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Condensed Half-Year Financial Report

for the period ended

31 DECEMBER 2009

DIRECTORS’ REPORT

The Directors submit the financial report of Genetic Technologies Limited (“GTG” and the “Company”) and the entities it controlled for the half-year ended 31 December 2009.

Directors

The names of the Directors of the Company in office at the date of this Report are stated below.  All Directors were in office for the entire period, except as noted.

Sidney C. Hack (Non-Executive Chairman)

Huw D. Jones

Tommaso Bonvino (appointed 25 November 2009)

Dr. Malcolm R. Brandon (appointed 5 October 2009)

In addition to the above Directors, Fred Bart served as a Director of the Company during the half-year until his resignation on 24 November 2009.

Review and results of operations

The consolidated entity continues to operate in the biotechnology sector.  The total comprehensive loss of the consolidated entity for the financial half-year ended 31 December 2009 was $4,228,745 (2008: $3,412,373 loss).  Net cash flows used in operations were $2,304,194 after deducting amortisation, depreciation and other non-cash items.  Cash and cash equivalents on hand as at 31 December 2009 were $5,559,666.

The first half of the 2010 financial year saw the Company deliver further growth in its revenues from operations of more than 8% as compared to previous corresponding half-year.  The total revenues from operations for the half-year under review of $2,881,425 also compared favourably to the total revenues generated from operations for the full 2009 financial year of $5,382,089.

Revenues generated by the Company’s out-licensing program fell by 42%, or approximately $1.3 million, as compared to the previous corresponding period.  However, the Company is confident that the recently-launched “assertion program”, pursuant to which Genetic Technologies has filed a patent infringement suit against nine parties in the USA, will in time deliver further licensing revenues for the Company.  Importantly, the Company has announced that it has put in place arrangements pursuant to which it believes that the legal action should not have a material adverse impact on its finances.

During the half-year under review, the Company continued to expand the range of genetic tests it can offer to its customer base.  Such tests include a revolutionary “ancestry” test that was developed “in house” by the Company and a range of cancer-related diagnostic tests for which Genetic Technologies has secured exclusive distribution rights from several specialist providers in the USA.  The Company is confident that, with an expanded sales force and the introduction of other sales and marketing initiatives, the projected sales of these and other products will help to further increase the sales and profitability of the Company’s core operations in the coming periods.

Whilst total revenues earned by the Company fell during the half-year, it is encouraging to note that various cost containment initiatives that were introduced and pursued during the period resulted in a reduction of other expenses of almost $1.5 million, or 16%, when compared to previous period.

During the half-year under review, two of the Company’s later-stage research and development projects made further important strides towards commercialisation, with trials now being contemplated, some in collaboration with independent parties.  Due diligence investigations in respect of the Company’s RareCellect project have been undertaken by several international parties during the period and it is anticipated that negotiations with these parties in relation to the commercialisation of the project will commence during the coming half-year.  Details will be provided to the Market at the appropriate time.

Significant changes in the state of affairs

•     On 2 December 2008, the Company informed the Market that its new Board of Directors had undertaken a formal review of the Company’s previous decision to enforce its BRCA (breast cancer susceptibility) testing rights in Australia and New Zealand.  The Company announced that the new Board had resolved to immediately revert to its original decision to allow other laboratories in Australia to freely perform BRCA testing.  As a result of this action, on 18 September 2009, the Australian Competition and Consumer Commission, which had previously commenced an investigation into the matter, confirmed that it had decided not to take any further action.

•     On 5 October 2009, Dr. Malcolm Roy Brandon was appointed as a Director of the Company.

•     As at 30 June 2009, a dispute existed between the Group and its landlord, Bankberg Pty. Ltd. (a company associated with former Director Dr. Mervyn Jacobson) in relation to amounts due to, or receivable from, the landlord in respect of the premises leased by the Group in Fitzroy, Victoria.  On 16 October 2009, the Company paid an amount of $7,976 to Bankberg Pty. Ltd. in full satisfaction of all amounts that were in contention, which formally brought an end to the matter.

•     Between 30 October 2009 and 4 December 2009, the Company sold all of its 500,000 shares in Regis Resources Limited generating net proceeds of $295,195, and a net profit of $210,195.

•     On 24 November 2009, Mr. Fred Bart resigned as a Director of the Company.

•     On 25 November 2009, PricewaterhouseCoopers was appointed as the Group’s auditor in respect of financial periods ending on, or after, 31 December 2009.

•     On 25 November 2009, Mr. Tommaso Bonvino was appointed as a Director of the Company.

•     On 15 December 2009, the Company received a letter from the Australian Taxation Office (“ATO”) advising that the audit of the Company’s income tax affairs by the ATO had concluded.  The letter also confirmed that the audit did not identify any risks for the years under review and that no adjustments would be made to the Company’s income tax returns, which effectively brings the matter to an end.

•     On 17 December 2009, the Company announced that it had executed an exclusive option agreement to evaluate the purchase of the BREVAGen breast cancer diagnostic product and other assets from Perlegen Sciences Inc. of Mountain View, California, USA.  The BREVAGen test is a diagnostic product that informs clinicians and patients about individual, non-familial, sporadic risk of breast cancer for women who have undergone biopsies where the outcome is indeterminate.

There were no other significant changes in the state of affairs that are not described elsewhere in this Report.

Significant events after balance date

•     During the half-year ended 31 December 2008, it came to the attention of the Company that a “Request for Re-examination” of US Patent No. 5,612,179 had been filed with the United States Patent and Trademark Office (“USPTO”) on 15 October 2008.  On 9 February 2010, the Company received preliminary advice from the USPTO that the claims of the Patent which were under re-examination had been confirmed and that the Patent would be reissued unaltered.  As at the date of this Report, the Company is awaiting formal confirmation from the USPTO.

•     On 16 February 2010, the Company announced that it had filed a patent infringement suit in respect of its non-coding DNA technologies against nine parties in the US District Court, Western District of Wisconsin.  The counterparties are Beckman Coulter Inc., Interleukin Genetics Inc., Orchid Cellmark Inc., Gen-Probe Inc., Monsanto Inc., Molecular Pathology Laboratory Network Inc., PIC USA Inc., Sunrise Medical Laboratories and Pioneer Hi-Bred International Inc.  The case is being prosecuted by the Company’s Colorado based law firm, Sheridan Ross PC, which has successfully asserted and defended GTG’s intellectual property rights previously, and which has assembled a team of six partners and associates to support the case.  Genetic Technologies has also advised that it has put in place arrangements pursuant to which the Company believes that the patent infringement suit should not have a material adverse impact on its finances.

Further information

Further information concerning the operations and financial condition of the consolidated entity can be found in the financial report and releases made by the Company to the Australian Securities Exchange during the half-year.

Auditor’s independence declaration

The Company has obtained an independence declaration from its auditors, PricewaterhouseCoopers, which has been reproduced on page 4 of this Report.

Signed in accordance with a resolution of the Directors.

SIDNEY C. HACK
Non-Executive Chairman

25 February 2010

Auditor’s Independence Declaration

As lead auditor for the review of Genetic Technologies Limited for the half year ended 31 December 2009, I declare that to the best of my knowledge and belief, there have been:

a)            no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)            no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Genetic Technologies Limited and the entities it controlled during the period.

/s/ Nadia Carlin	Melbourne
Nadia Carlin	25 February 2010
Partner
PricewaterhouseCoopers

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Half-year ended 31 December 2009

		Consolidated
		Half-year ended	Half-year ended
		31 December 2009	31 December 2008
	Notes	$	$
Revenue from continuing operations
Genetic testing services		2,316,784	2,377,902
Reproductive services		564,641	285,714
Total revenue from continuing operations		2,881,425	2,663,616
Less: cost of sales		(1,277,784)	(994,097)
Gross profit from continuing operations		1,603,641	1,669,519
Other revenue	2	1,898,985	3,488,492
Other income	2	220,284	573,887
Less: borrowing costs		(48,691)	(42,656)
Less: other expenses	2	(7,709,995)	(9,175,983)
Loss before income tax expense		(4,035,776)	(3,486,741)
Income tax expense		—	—
Loss for the year		(4,035,776)	(3,486,741)
Other comprehensive income/(loss)
Realised gain on sale of available-for-sale investments transferred from reserve		(170,000)	—
Exchange gains/(losses) on translation of controlled foreign operations		(22,263)	58,144
Exchange gains/(losses) on translation of non-controlled foreign operations		(706)	16,224
Other comprehensive income/(loss) for the year, net of tax		(192,969)	74,368
Total comprehensive loss for the year		(4,228,745)	(3,412,373)

Loss for the year is attributable to:
Owners of Genetic Technologies Limited		(4,032,577)	(3,479,939)
Non-controlling interests		(3,199)	(6,802)
Total loss for the year		(4,035,776)	(3,486,741)

Total comprehensive loss for the year is attributable to:
Owners of Genetic Technologies Limited		(4,224,840)	(3,421,795)
Non-controlling interests		(3,905)	9,422
Total comprehensive loss for the year		(4,228,745)	(3,412,373)

Earnings per share attributable to owners of the Company:
Basic loss per share (cents per share)		(1.1)	(0.9)
Diluted loss per share (cents per share)		(1.1)	(0.9)

CONSOLIDATED BALANCE SHEET

As at 31 December 2009

		Consolidated
		As at	As at
		31 December 2009	30 June 2009
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents	4	5,559,666	7,826,902
Trade and other receivables		611,798	1,829,239
Prepayments and other assets		515,585	446,825
Performance bond and deposits		6,450	200
Total current assets		6,693,499	10,103,166

Non-current assets
Available-for-sale investments		—	255,000
Property, plant and equipment		2,874,497	3,010,025
Intangible assets and goodwill		3,145,986	4,609,540
Total non-current assets		6,020,483	7,874,565
Total assets		12,713,982	17,977,731

LIABILITIES
Current liabilities
Trade and other payables		978,477	2,158,557
Interest-bearing liabilities		497,433	373,444
Deferred revenue		229,021	229,008
Provisions		1,021,880	1,018,376
Total current liabilities		2,726,811	3,779,385

Non-current liabilities
Provisions		99,357	86,301
Total non-current liabilities		99,357	86,301
Total liabilities		2,826,168	3,865,686
Net assets		9,887,814	14,112,045

EQUITY
Contributed equity		71,285,663	71,285,663
Reserves		1,489,752	1,701,899
Accumulated losses		(63,062,839)	(59,030,262)
Parent interests		9,712,576	13,957,300
Non-controlling interests		175,238	154,745
Total equity		9,887,814	14,112,045

CONSOLIDATED CASH FLOW STATEMENT

Half-year ended 31 December 2009

	Consolidated
	Half-year ended	Half-year ended
	31 December 2009	31 December 2008
	$	$
Cash flows used in operating activities
Receipts from customers	5,153,952	5,786,542
Payments to suppliers and employees	(7,537,992)	(8,810,372)
Other income	—	236,508
Interest received	128,537	389,352
Borrowing costs	(48,691)	(42,656)
Net cash flows used in operating activities	(2,304,194)	(2,440,626)

Cash flows (used in) / provided by investing activities
Purchase of property, plant and equipment	(117,858)	(70,356)
Proceeds from sale of assets	295,195	382,141
Investment in Frozen Puppies Dot Com Pty. Ltd.	—	(469,730)
Costs incurred on acquisition of investment	(9,897)	(8,430)
Net cash flows (used in) / provided by investing activities	167,440	(166,375)

Cash flows used in financing activities
Repayment of finance lease principal	(110,614)	(103,742)
Net cash flows used in financing activities	(110,614)	(103,742)
Net increase / (decrease) in cash and cash equivalents	(2,247,368)	(2,710,743)
Cash and cash equivalents at the beginning of the period	7,826,902	13,370,772
Net foreign exchange difference	(19,868)	66,485
Cash and cash equivalents at the end of the period (Note 4)	5,559,666	10,726,514

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Half-year ended 31 December 2009

	Contributed equity	Reserves	Accumulated losses	Parent interests	Non- controlling interests	Total equity
	$	$	$	$	$	$
At 1 July 2008	70,243,996	1,588,804	(51,189,189)	20,643,611	141,462	20,785,073
Total comprehensive loss	—	58,144	(3,479,939)	(3,421,795)	9,422	(3,412,373)
Transactions with owners in their capacity as owners
Contributions of equity	1,250,000	—	—	1,250,000	—	1,250,000
Share-based payments	—	(57,923)	—	(57,923)	—	(57,923)
Share of issued capital	—	—	—	—	11,154	11,154
	1,250,000	(57,923)	—	1,192,077	11,154	1,203,231
At 31 December 2008	71,493,996	1,589,025	(54,669,128)	18,413,893	162,038	18,575,931

At 1 July 2009	71,285,663	1,701,899	(59,030,262)	13,957,300	154,745	14,112,045
Total comprehensive loss	—	(192,263)	(4,032,577)	(4,224,840)	(3,905)	(4,228,745)
Transactions with owners in their capacity as owners
Share-based payments	—	(19,884)	—	(19,884)	—	(19,884)
Share of issued capital	—	—	—	—	24,398	24,398
	—	(19,884)	—	(19,884)	24,398	4,514
At 31 December 2009	71,285,663	1,489,752	(63,062,839)	9,712,576	175,238	9,887,814

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

Half-year ended 31 December 2009

NOTE 1:  Summary of significant accounting policies

Basis of accounting and statement of compliance

The Condensed Half-Year Financial Report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, including Australian Accounting Standard AASB 134 Interim Financial Reporting and other mandatory professional reporting requirements.

The Condensed Half-Year Financial Report should be read in conjunction with the Annual Financial Report of Genetic Technologies Limited as at 30 June 2009, which was prepared based on Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

It is also recommended that the Condensed Half-Year Financial Report be considered together with any public announcements made by Genetic Technologies Limited and its controlled entities during the half-year ended 31 December 2009 in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

The same accounting policies and methods of computation have been followed in the interim financial report for the half-year ended 31 December 2009 as compared to the annual financial report for the year ended 30 June 2009.  New or amended Australian Accounting Standards and Interpretations that were applicable to the Company from 1 July 2009 did not have any impact on the interim financial report for the half-year ended 31 December 2009.

Certain reclassifications have been made in the financial statements to ensure that prior half-year comparatives conform to current half-year presentations.

The Condensed Half-Year Financial Report has been prepared on an historical cost basis, except for investments classified as available-for-sale that have been measured at fair value.  For the purpose of preparing the Condensed Half-Year Financial Report, the half-year has been treated as a discrete reporting period.

Financial statement presentation

The group has applied the revised AASB 101 Presentation of Financial Statements which became effective on 1 January 2009.  The revised standard requires the separate presentation of a statement of comprehensive income and a statement of changes in equity.  All non-owner changes in equity must now be presented in the statement of comprehensive income.  As a consequence, the group had to change the presentation of its financial statements.  Comparative information has been re-presented so that it is also in conformity with the revised standard.

Going concern basis

The Half-Year Financial Report has been prepared on a going concern basis.  During the financial half-year ended 31 December 2009, the consolidated entity incurred a total comprehensive loss after income tax of $4,228,745 (December 2008: $3,412,373) and net cash outflows from operations of $2,304,194 (December 2008: $2,440,626).  As at 31 December 2009, the consolidated entity held cash reserves of $5,559,666.

Given the net cash outflows from operations incurred during the half-year ended 31 December 2009 and the Company’s available cash reserves as at that date, the Directors have undertaken an assessment of the Company’s continued ability to pay its debts as and when they fall due and to remain as a going concern.  As part of this assessment, the Directors have had regard to the Company’s cash flow forecasts for the twelve month period from the date of this Financial Report.  This review has indicated that the Company has sufficient cash reserves to meet its forecast net cash outflows from operations for the next twelve months.

Although there is some uncertainty in the forecasts, the Directors believe that the Company and the consolidated entity will also be able to generate additional funds from the granting of “non-coding” licenses as part of Company’s out-licensing and assertion programs and the sale of new genetic tests.  Further, if required to do so, additional funds could be generated from a combination of fundraising from the issue of new shares in the Company and/or the sale of non-core and surplus assets.  Finally, the Directors are confident that current cost containment strategies will deliver further reductions in the Company’s cash outflows.

NOTE 1:  Summary of significant accounting policies (cont.)

Going concern basis (cont.)

Consequently, the Directors have prepared the Financial Report on a going concern basis in the belief that the Company will realise its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial statements.

	Consolidated
	Half-year ended 31 December 2009 $	Half-year ended 31 December 2008 $
NOTE 2: Other revenue, income and expenses
Loss before income tax expense includes the following other revenue, income and expenses whose disclosure is relevant in explaining the performance of the Group:

Other revenue
Royalties and annuities received	1,402,427	1,359,848
License fees received	368,566	1,711,491
Interest received	123,419	417,153
Miscellaneous revenue	4,573	—
Total other revenue	1,898,985	3,488,492

Other income
Net gain on disposal of available-for-sale investments	210,195	—
Net foreign exchange gains	10,089	76,464
Net gain on disposal of joint venture interest	—	185,000
Grant income	—	120,119
Net profit on sale of property, plant and equipment	—	80,928
Other income	—	111,376
Total other income	220,284	573,887

Other expenses
Employee benefits expenses	(3,072,830)	(3,744,045)
Amortisation	(1,504,512)	(1,573,645)
Legal and patent expenses	(710,587)	(509,435)
Depreciation	(436,862)	(445,004)
Administrative expenses	(436,018)	(656,235)
Rent and outgoings	(335,201)	(283,914)
Travel and accommodation	(253,813)	(161,180)
Other expenses	(242,711)	(180,778)
Testing supplies and services	(197,042)	(342,919)
Royalties, license fees and commissions	(189,578)	(367,162)
Marketing and promotion expenses	(161,800)	(108,914)
Insurance	(146,614)	(167,937)
Research and development expenses	(45,000)	(621,273)
Share-based payments (expense)/credit	19,884	57,923
Net impairment losses and other (write-downs)/credits	2,689	(71,465)
Total other expenses	(7,709,995)	(9,175,983)

NOTE 3:  Dividends paid and proposed

No dividends were paid during the half-year ended 31 December 2009 and no dividends were proposed.

	Consolidated
	As at 31 December 2009 $	As at 30 June 2009 $
NOTE 4: Cash and cash equivalents

Cash at bank and on hand	2,559,666	3,076,902
Short-term deposits	3,000,000	4,750,000
Total cash and cash equivalents	5,559,666	7,826,902

NOTE 5:  Segment reporting

Description of segments

The Group has identified four reportable operating segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on the rates of return.  The separate groups of similar products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Management team and the Board of Directors on a monthly basis.

The Group’s four reportable operating segments are as follows:

Operations — involves the provision of a range of genetic testing and reproductive services.

Licensing — involves the out-licensing of the Group’s “non-coding” technology.

Research — involves the undertaking of research and development projects in the field of genetics and related areas.

Corporate — involves the management of the Group’s corporate activities.

Operating segments

The table below presents the revenue and loss information regarding segments for the half-years ended 31 December 2009 and 31 December 2008, respectively.

		Revenues
Segment		Sales $	Interest $	Totals $	Result $
Operations	2009	2,881,425	—	2,881,425	(1,410,685)
	2008	2,663,616	—	2,663,616	(1,433,121)

Licensing	2009	1,770,993	—	1,770,993	(568,315)
	2008	3,071,339	—	3,071,339	1,305,767

Research	2009	—	—	—	(912,318)
	2008	—	—	—	(1,537,053)

Corporate	2009	4,573	123,419	127,992	(1,144,458)
	2008	—	417,153	417,153	(1,822,334)

Totals	2009	4,656,991	123,419	4,780,410	(4,035,776)
	2008	5,734,955	417,153	6,152,108	(3,486,741)

NOTE 6:  Contingent assets and liabilities

On 12 December 2005, the Company announced it had reached a final settlement of its patent dispute with Applera Corporation (“Applera”).  As part of the settlement, the parties executed a number of binding agreements, including a supply agreement, pursuant to which Applera agreed to supply the Company with certain equipment and reagents which the Company uses in its genetic testing business.  The total value of these credits was $8,547,500, comprising equipment credits to the value of $4,602,500 and reagent credits to the value of $3,945,000.  As at 30 June 2008, the Company had drawn down equipment and reagents under the supply agreement with a total value of $3,765,823.

During the year ended 30 June 2009, the Company drew down the remainder of the equipment credits, being $2,020,177 (comprising equipment credits of $1,801,628 and prepaid service contract credits of $218,549), and further reagent credits of $117,706 under the supply agreement.  Of these amounts, a total of $2,047,207 (comprising equipment credits of $1,929,501 and reagent credits of $117,706) was recognised as income during the year ended 30 June 2009 as part of license fees received.  The difference in the balances of the equipment credits of $27,030 represented the balance of certain prepaid service contracts which are being reflected as income as the services are progressively provided to the Company by Applera.  Accordingly, as at 30 June 2009, the Company had remaining reagent credits available to it with a total value of $2,643,794.  As the Company has not determined the timing and amount of the future credits to be drawn down, the Directors believe that it is appropriate to classify the asset as contingent.

During the half-year ended 31 December 2009, the Company drew down further reagent credits amounting to $267,282 and recognised service contract credits of $57,502.  Accordingly, as at 31 December 2009, the Company had a contingent asset representing the remaining reagent credits available to it with a total value of $2,376,512.

The Group had no contingent liabilities as at 31 December 2009.

Apart from the above, there have been no changes to the contingent assets and liabilities which were disclosed in the Company’s Financial Report for the year ended 30 June 2009.

NOTE 7:  Events after the balance sheet date

During the half-year ended 31 December 2008, it came to the attention of the Company that a “Request for Re-examination” of US Patent No. 5,612,179 had been filed with the United States Patent and Trademark Office (“USPTO”) on 15 October 2008.  On 9 February 2010, the Company received preliminary advice from the USPTO that the claims of the Patent which were under re-examination had been confirmed and that the Patent would be reissued unaltered.  As at the date of this Report, the Company is awaiting formal confirmation from the USPTO.

On 16 February 2010, the Company announced that it had filed a patent infringement suit in respect of its non-coding DNA technologies against nine parties in the US District Court, Western District of Wisconsin.  The counterparties are Beckman Coulter Inc., Interleukin Genetics Inc., Orchid Cellmark Inc., Gen-Probe Inc., Monsanto Inc., Molecular Pathology Laboratory Network Inc., PIC USA Inc., Sunrise Medical Laboratories and Pioneer Hi-Bred International Inc.  The case is being prosecuted by the Company’s Colorado based law firm, Sheridan Ross PC, which has successfully asserted and defended GTG’s intellectual property rights previously, and which has assembled a team of six partners and associates to support the case.  Genetic Technologies has also advised that it has put in place arrangements pursuant to which the Company believes that the patent infringement suit should not have a material adverse impact on its finances.

Apart from the above, there have been no other events which have occurred after balance sheet date.

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Genetic Technologies Limited, I state that:

In the opinion of the Directors:

(a)              the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i)                  complying with Accounting Standards and the Corporations Regulations 2001 and mandatory professional reporting requirements; and

(ii)               giving a true and fair view of the consolidated entity’s financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

(b)             there are reasonable grounds to believe that Genetic Technologies Limited will be able to pay its debts as and when they become due and payable.

On behalf of the Board

SIDNEY C. HACK
Non-Executive Chairman

25 February 2010

Independent auditor’s review report to the members of Genetic Technologies Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial statements of Genetic Technologies Limited, which comprise the balance sheet as at 31 December 2009, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half- year ended on that date, other selected explanatory notes and the directors’ declaration for the Genetic Technologies Limited Group (the consolidated entity). The consolidated entity comprises both Genetic Technologies Limited (the company) and the entities it controlled during that half- year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation and fair presentation of the half- year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2009 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Genetic Technologies Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Independent auditor’s review report to the members of
Genetic Technologies Limited (continued)

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of the Company for the half-year ended 31 December 2009 included on Genetic Technologies Limited’s web site. The company’s directors are responsible for the integrity of the Genetic Technologies Limited web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the statements named above. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Genetic Technologies Limited is not in accordance with the Corporations Act 2001 including:

(a)                                  giving a true and fair view of the consolidated entity’s financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

(b)                                 complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

/s/ Nadia Carlin	Melbourne
Nadia Carlin	25 February 2010
Partner

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